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                            January 11, 2024

       Edward Moore
       Senior Vice President
       RPM INTERNATIONAL INC/DE/
       2628 Pearl Road , P.O. Box 777
       Medina, Ohio 44258

                                                        Re: RPM INTERNATIONAL
INC/DE/
                                                            Form 8-K filed July
25, 2023
                                                            File No. 1-14187

       Dear Edward Moore:

               We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to this letter, we may have additional comments.

       Form 8-K filed July 25, 2023

       Exhibit 99.1, page 10

   1. Given the materiality of the MAP initiatives adjustment to your consolidated Adjusted
                                                        EBIT measure, please
expand Note (d) to quantify the material components.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355
       if you have questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Industrial Applications and

                            Services